Filed by The U.S. Treasury Money Fund of America
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:  The U.S. Treasury Money Fund of America
Commission File No. 33-38475

The following frequently asked questions were posted to American Funds’ website and retirement plan sponsor website on April 14, 2009.

Frequently asked questions regarding current market conditions

FAQ about recent turmoil in the markets and how it affects our funds.

1.	Do you think the markets have hit bottom?

2.	What are your investment professionals doing differently today?

3.	Will American Funds continue participating in the government’s temporary guarantee program for money market funds?

4.	Where can I find information about the stocks and bonds held by the American Funds?

5.	Can the assets of the American Funds that are held by independent custodians J.P. Morgan and State Street Bank be attached by the banks’ creditors or regulators?

With developments moving quickly in the nation’s financial markets, we thought the following might be helpful.

1.	Q: Do you think the markets have hit bottom?

A: We never predict the short-term direction of financial markets, but we are seeing some signs that the stage is being set for a recovery in the economy and the markets. We know that we are far from out of the woods and that not all of our difficulties are behind us. Still, credit markets have improved, the slide in home prices is showing signs of slowing and the effects of the economic stimulus package are just starting to be felt.

One result of the long decline in the markets is that the share prices of many good companies have become attractive. Corporate profits have also fallen as the recession has progressed. Historically, we’ve seen that as corporate profits pick up, stock prices also rise. We know, too, that markets anticipate good news rather than wait until it has made the headlines. While this does not mean that the markets have hit bottom — and they may not have — it reminds us that the number of attractive long-term investment opportunities is growing.

We are confident that markets will recover over time and reward patient, conservative investors as markets always have in the past.

Read additional perspectives on current market conditions.

2.	Q: What are your investment professionals doing differently today?

A: We are living through the worst bear market in 70 years but in one respect we’ve not changed our approach. We’re still conducting fundamental, global research with a long-term view. We realize, however, that the world has changed. It is far more interconnected than anyone understood. A real estate downturn in California, for example, can affect the assets of a small regional bank in Europe. Our fixed-income and equity analysts are working more closely than ever to thoroughly understand companies. When we assess a company’s long-term prospects, we try to understand the impact that seemingly unrelated events halfway around the world could have on the company or its industry.

3.	Q: Will American Funds continue participating in the government’s temporary guarantee program for money market funds?

A: Yes, The Cash Management Trust of America®, The U.S. Treasury Money Fund of AmericaSM and The Tax-Exempt Money Fund of AmericaSM are participating in the program.

Under the program, investments in a money market fund as of September 19, 2008, will be temporarily guaranteed to enable shareholders to receive a net asset value of $1.00 per share if the fund is liquidated. Investments in money market funds made after September 19, 2008, are ineligible for the program and will not be guaranteed. The guarantee program has been extended through September 18, 2009. For more information, you can read FAQ about the guarantee program on the Treasury Department’s website.

Although we are participating in the program, we believe it is highly unlikely that the guarantee will be needed for any of our money market funds. Investments in money market funds managed by Capital Research and Management CompanySM continue to adhere to strict credit quality, liquidity and diversification guidelines. The Cash Management Fund in the American Funds Insurance Series® is not managed to maintain a stable asset value and thus is not eligible to participate in the program.

The Boards of Trustees of the three funds participating in the program have recently decided to ask shareholders to approve the following changes:

o
Shareholders of The Cash Management Trust of America and The U.S. Treasury Money Fund of America are being asked to approve merging the two funds into American Funds Money Market FundSM. If the merger is approved, assets in the two funds that are currently guaranteed under the program will continue to be covered.

o
Shareholders of The Tax-Exempt Money Fund of America are being asked to approve converting the fund into a short-term, tax-exempt bond fund. If the conversion is approved, assets currently guaranteed under the program will be covered until the conversion is effective, tentatively anticipated for late July. After the conversion, the assets will no longer be covered because the fund will no longer be a money market fund.

4.	Q: Where can I find information about the stocks and bonds held by the American Funds?

A: To view holdings information, visit our detailed fund information page and choose a fund name and share class. Then click on the Holdings link near the top of the page. To view a complete list of fund holdings, click on “portfolio holdings” from the “Holdings” section. This information is updated about 45 days after the end of each calendar quarter.

5.	Q: Can the assets of the American Funds that are held by independent custodians J.P. Morgan and State Street Bank be attached by the banks’ creditors or regulators?

A: No. Under federal bankruptcy law, fund assets are not property of the bank and could not be attached by the banks’ creditors or regulators. In addition, federal securities laws and each fund’s custody agreement both require the custodian banks to hold fund assets in segregated accounts for the benefit of the fund. Moreover, our custody agreements specifically provide that the custodian may take actions pertaining to these segregated accounts only as authorized by the fund. The funds also regularly reconcile assets held by the custodian banks and receive reports from independent auditors regarding the custodian’s internal controls.

Shareholders of each fund are encouraged to read the applicable proxy statement when it becomes available as it contains important information regarding the proposed transactions.  Shareholders will be mailed a proxy statement and proxy ballot and may obtain the proxy statement, and other relevant documents, for free on the SEC’s website at sec.gov.  For The Cash Management Trust of America and The U.S. Treasury Money Fund of America, the proxy statement and other information may be found under the filings for American Funds Money Market Fund.  You may also request a complimentary copy of the proxy statement by calling American Funds Service Company at 800/421-0180 or writing to the secretary of the funds at 333 South Hope Street, Los Angeles, California, 90071.

Although money market funds seek to preserve the value of your investment at $1.00 a share, it is possible to lose money by investing in a money market fund. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity.

Most investments carry some degree of risk. For example, equity investments are subject to market fluctuations.

Investors should carefully consider the investment objectives, risks, charges and expenses of the American Funds. This and other important information is contained in the prospectuses, which can be obtained from your financial professional and should be read carefully before investing.

Retirement Plan Sponsors: FAQs about money market fund changes

American Funds is introducing a new money market fund on May 1, 2009, and, pending shareholder approval, will merge its existing money market funds into the new fund this summer. Here are answers to some frequently asked questions about these changes.

Q:	Why did American Funds create a new money market fund?
A:
We know that money market funds play an important role in our shareholders’ portfolios, and we remain committed to providing a cash-equivalent fund option that seeks to preserve a net asset value of $1.00 a share. We believe that the new fund, American Funds Money Market FundSM, combines the investment strategies of our two taxable cash-equivalent funds.

Q:	How is American Funds Money Market Fund different from The Cash Management Trust of America® (CMTA) and The U.S. Treasury Money Fund of AmericaSM (CTRS)?
A:
CMTA may invest substantially in commercial paper, bank obligations and U.S. government securities, while CTRS invests mainly in U.S. Treasury securities. American Funds Money Market Fund will invest significantly in U.S. Treasury securities and other securities backed by the full faith and credit of the U.S. government, as well as in securities issued by U.S. federal agencies. The fund may also invest in other high-quality money market instruments.

Q:	How will plans offering CMTA and CTRS be affected?
A:
CMTA and CTRS will be closed to new plans effective May 1, 2009. We may, however, allow use of these funds in certain circumstances. Also, the boards of CMTA and CTRS have decided to seek shareholder approval to merge the funds into American Funds Money Market Fund.

Plans that already offer CMTA or CTRS will not be affected by the May 1 closure. All participants in these plans will be able to invest in these funds until the merger, which is expected to take place this summer.

Q:	What impact will the merger, if approved by shareholders, have on retirement plans?
A:	Plan assets in CMTA or CTRS will automatically be moved into American Funds Money Market Fund on the date of the merger. This includes the use of CMTA and CTRS:
•	as an investment option available to plan participants,
•	as the plan’s default investment, and/or
•	as the plan’s forfeiture account investment.

Q:	What do I, as a plan sponsor, need to do?
A:
Assuming approval of the merger, plan investments in CMTA or CTRS will automatically be moved into American Funds Money Market Fund on the date of the merger. Plan sponsors must notify participants about the merger at least 30 days in advance to qualify for the fiduciary liability protection provided in ERISA section 404(c). We have created a sample participant notice that you can use.

Q:	Can a plan replace CMTA or CTRS prior to the anticipated merger with American Funds Money Market Fund?
A:	Yes. You should contact your financial professional as soon as possible to discuss your options.

If your plan currently uses CMTA or CTRS for the forfeiture account or as a default option, remember that you’ll have to choose an investment to replace it.

For more information
If your plan offers CMTA or CTRS, consider using our sample participant notice to inform participants about the upcoming changes. Contact your financial professional to find out more about our cash-equivalent funds.

Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. Although cash-equivalent funds seek to preserve the value of your investment at $1.00 a share, it is possible to lose money by investing in them. Fund shares are not guaranteed by the U.S. government.

Shareholders of each fund are encouraged to read the applicable proxy statement when it becomes available as it contains important information regarding the proposed transactions. Shareholders will be mailed a proxy statement and proxy ballot and may obtain the proxy statement, and other relevant documents, for free on the SEC’s website at sec.gov. For The Cash Management Trust of America and The U.S. Treasury Money Fund of America, the proxy statement and other information may be found under the filings for American Funds Money Market Fund. You may also request a complimentary copy of the proxy statement by calling American Funds Service Company at 800/421-0180 or writing to the secretary of the funds at 333 South Hope Street, Los Angeles, California 90071.

Investors should carefully consider the investment objectives, risks, charges and expenses of each fund. This and other important information is contained in the prospectus, which can be obtained from your financial professional or downloaded. Please read the prospectus carefully before you invest or send money.